SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a- 16 or 15d- 16 of

the Securities Exchange Act of 1934

For the month of May 2018

CGG

Tour Maine Montparnasse—33 Avenue du Maine – BP 191—75755 PARIS CEDEX 15

(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Press Release

The Appeals Court of Paris upholds the

ruling of the Commercial Court of Paris

that approved CGG’s safeguard plan

Paris, France – May 18, 2018

CGG announces that the approval of its safeguard plan by the Commercial Court of Paris on December 1st 2017 was upheld by a ruling rendered today by the Appeals Court of Paris, seized by a group of Convertible Bondholders that had launched a recourse against the draft plan.

“Senior Notes” means, together, (i) the high yield notes, bearing interest at a rate of 5.875% and maturing in 2020, issued by the Company on 23 April 2014, (ii) the high yield notes, bearing interest at a rate of 6.5% and maturing in 2021, issued by the Company on 31 May 2011, 20 January 2017 and 13 March 2017, and (iii) the high yield notes, bearing interest at a rate of 6.875% and maturing in 2022, issued by the Company on 1 May 2014;

“Convertible Bonds” means, together, (i) the convertible bonds (obligations à option de conversion et/ou d’échange en actions nouvelles ou existantes), bearing interest at a rate of 1.75% and maturing on 1 January 2020, issued by the Company on 26 June 2015, and (ii) the convertible bonds (obligations à option de conversion et/ou d’échange en actions nouvelles ou existantes), bearing interest at a rate of 1.25% and maturing on 1 January 2019, issued by the Company on 20 November 2012.

About CGG

CGG (www.cgg.com) is a fully integrated Geoscience company providing leading geological, geophysical and reservoir capabilities to its broad base of customers primarily from the global oil and gas industry. Through its three complementary businesses of Equipment, Acquisition and Geology, Geophysics & Reservoir (GGR), CGG brings value across all aspects of natural resource exploration and exploitation. CGG employs more than 5,300 people around the world, all with a Passion for Geoscience and working together to deliver the best solutions to its customers.

CGG is listed on the Euronext Paris SA (ISIN: 0013181864) and the New York Stock Exchange (in the form of American Depositary Shares. NYSE: CGG).

Contacts

Group Communications Christophe Barnini Tel: + 33 1 64 47 38 11 E-Mail: : invrelparis@cgg.com	Investor Relations Catherine Leveau Tel: +33 1 64 47 34 89 E-mail: : invrelparis@cgg.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, CGG has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date May 18th, 2018	By /s/ Stéphane-Paul FRYDMAN
S.P. FRYDMAN
Chief Financial Officer